82-3116



GREAT QUEST METALS LTD.

March 3, 2005



Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on March 3, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Karen Nestoruk
Administration



/kn
enclosure



GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

March 3, 2005
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

A 1991 Drill Hole On the Taseko Cu-Au-Mo Property Intersected 437 feet of 0.029% Molybdenum

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is pleased to update information on certain aspects of the Taseko copper-gold-molybdenum property in view of the rise in the price of these metals. The property is located 225 km north of Vancouver in British Columbia. The Empress zone has a mineral reserve of 11 million tons of 0.61 % Cu and 0.023 opt gold. This mineral reserve estimate was done in 1991 by James Askew Associates, Inc. out of Denver, Colorado for Asarco Incorporated.

The geology of the Empress zone consists of a package of intensely altered volcanic rock underlain by unaltered quartz diorite at depths ranging from 500 to 700 feet. Due to its intense alteration, the rock of the upper 500+ feet was differentiated by its alteration constituents. Going from the surface down, one encountered a combination quartz-andalusite-pyrophyllite (QAS) and plagioclase-quartz-pyrophyllite-andalusite (PQSA), then quartz (QR) and finally quartz-magnetite (QM). The PQSA was later interpreted to be of intrusive origin. This sequence changed abruptly just to the north of the Empress zone where the dominant unit is QAS, and the mineralization is negligible.

Three holes were drilled 500 to 700 feet north of the Empress to determine if the geology reverted back to Empress-style (there is very little outcrop over the property). The first hole intersected a dyke and was stopped. The second hole, 91-43m, was not completely assayed. It did intersect sections of up to 0.16% Cu and 0.019 Mo. Hole 91-49, 190 feet northwest of 91-43 intersected 437 feet of 0.029% Mo from 174 feet to 612 feet including, from 186 to 437, 251 feet of 0.035 Mo. This was followed by 292 feet of 0.23% Cu and 0.007 opt gold. The molybdenite is in a mixture of QAS and PQSA to 357 then altered quartz diorite to 585 where it changes to a mixture of altered and unaltered quartz diorite. The area to the north remains unexplored.

Because of the low price of molybdenum at the time the Mo-intersection was not mentioned in the 1991 news release. This information was, however, reported in a chapter written by W. Osborne and D. Allen for the Porphyry Deposits of the Northwestern Cordillera of North America, CM Volume 46, edited by T.G. Schroeter, 1995. With the price of Mo currently 8 to 10 times higher, this information becomes increasingly relevant.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"

Willis W. Osborne
President

N E W S R E L E A S E